# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KYVERNA THERAPEUTICS, INC., CIK 0001994702
CUSIP: 501976104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 5980 Horton Street, Suite 200, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001950105

## Reporting persons
- Bain Capital Life Sciences Opportunities III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,885,000; sole dispositive power 0; shared dispositive power 2,885,000; aggregate amount beneficially owned 2,885,000 (4.75% of the class)

## Item 1. Issuer
Name of issuer: KYVERNA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 5980 Horton Street, Suite 200, Emeryville, California 94608

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities III, LP, a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, the Reporting Person held 2,885,000 shares of Common Stock, representing approximately 4.75% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 60,795,212 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 12, 2026.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,885,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,885,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Life Sciences Opportunities III, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/14/2026)